

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 8, 2008

Via U.S. mail and facsimile

Mr. John Sobchak
Chief Financial Officer
KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX 77036

> **RE: Form 10-K for the fiscal year ended July 31, 2007**
> **File No. 000-29278**

Dear Mr. Sobchak:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Selected Financial Data, page 16

2. Please revise the amounts presented for net cash provided by operating and financing activities for the year ended July 31, 2006 so that they are consistent with your consolidated statements of cash flows on page 34. It appears that the selected financial data table presents the tax effect of the exercise nonqualified stock options as an operating activity instead of as a financing activity for the year ended July 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations: Segment Data, page 19

3. Please revise to provide an analysis of the reasons for fluctuations in your segment depreciation and amortization or remove it from your MD&A. To the extent that the aggregate amount is not the same as your GAAP depreciation and amortization, it represents a non-GAAP measure when presented outside of the segment footnote. Also, consider including a corporate line item before arriving at your total for depreciation and amortization here and in your segment footnote.

Liquidity and Capital Resources, page 22

4. Please revise to separately discuss the liquidity impact of changes in your net income and depreciation and amortization since the term "net income and the adjustment for depreciation and amortization" constitutes a non-GAAP measure.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 35

5. Please revise your selling, general and administrative expenses accounting policy footnote to disclose the amount of distribution costs included in selling, general and administrative expenses for each period presented.

6. Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your income statement and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of items shown separately below)" or "Cost of sales (exclusive of depreciation and amortization shown separately below)." See SAB Topic 11:B.

Note 8. Intangible and Other Assets, page 43

7. Please revise to disclose the range of useful lives for each category of intangible
    assets subject to amortization.

Note 14. Stockholders' Equity and Earnings Per Share, page 46

8. Please disclose, by type of potentially dilutive security, the number of additional
    shares that could potentially dilute pro forma basic EPS in the future that were not
    included in the computation of pro forma diluted EPS, because to do so would have
    been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Note 15. Business Segment Information, page 49

9. Please revise to provide a reconciliation of segment depreciation and amortization
    and capital expenditures to the consolidated amounts which appear in your statements
    of cash flows on page 34.

10. Please revise to include a line item for other corporate expenses in the income (loss)
    from operations section of the table on page 50. Your revised disclosure should also
    describe the types of costs that are not allocated to segments and are included in the
    other corporate expense line item. This will allow readers to easily see the portion of
    income (loss) from operations allocated to each segment and corporate. Please also
    revise similar disclosures elsewhere throughout your filing (such as on page 19 of
    your MD&A) since your current presentation of an amount that aggregates the
    segment income (loss) from operations of all segments and differs from income (loss)
    from operations under US GAAP constitutes a non-GAAP measure when it appears
    outside of your segment footnote.

11. As a related matter, please revise your discussion on segment MD&A beginning on
    page 19 to address the business reasons for changes between periods in the other
    corporate expense line item that you present in your segment footnote.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief